UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
Under Section 12(g) of the Securities Exchange Act of 1934

TheAmericanWest.com, Inc.
(Name of small business issuer in its charter)

Nevada	88-0422023
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

12691 Apple Valley Road
Apple Valley, California 92308
(760) 240-2401
(Address and telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of exchange on which registered
Common Stock	None

I

Table of Contents

PART I

THE COMPANY	3
BUSINESS AND PROPERTIES	3
USE OF PROCEEDS	20
DESCRIPTION OF SECURITIES	20
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS	21
OFFICERS AND KEY PERSONNEL OF THE COMPANY	22
DIRECTORS OF THE COMPANY	23
PRINCIPAL STOCKHOLDERS	26
MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION	27
LITIGATION	28
MISCELLANEOUS FACTORS	28
MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS	29

PART II

MARKET PRICE/DIVIDENDS ON REGISTRANT'S COMMON EQUITY & RELATED STOCKHOLDER MATTERS	30
LEGAL PROCEEDINGS	30
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	30
RECENT SALES OF UNREGISTERED SECURITIES	30
INDEMNIFICATION OF DIRECTORS AND OFFICERS	30

PART F/S

FINANCIAL STATEMENTS	31

PART III

INDEX TO EXHIBITS	45
DESCRIPTION OF EXHIBITS	45

SIGNATURES

SIGNATURES	46

THIS DOCUMENT CONTAINS ALL OF THE REPRESENTATIONS MADE BY THE COMPANY, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. POTENTIAL INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY

INFORMATION NOT EXPRESSLY SET FORTH IN THIS DOCUMENT.

This document, together with Financial Statements and other attachments consists of a total of 63 pages.

II

TheAmericanWest.com

THE COMPANY

1.

Exact corporate name:	TheAmericanWest.com, Inc.
State and date of incorporation:	Nevada, March 30, 1999
Street address of principal office:	12691 Apple Valley Road
Apple Valley, California 92308
Company telephone number:	(760) 240-2401
Fiscal year:	December 31
Person(s) to contact at Company with respect to offering:	John A. Schaffer
President, TheAmericanWest.com
(760) 240-2401

BUSINESS AND PROPERTIES

3.

With respect to the business of the Company and its properties:

(a)

Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

TheAmericanWest.com Company began operations in the Spring of 1999. The company is an Internet based company whose primary business is to facilitate business-to-business sales, business-to-consumer sales and person-to-person (auction) trading of clothing, furnishings, accessories, art, memorabilia, travel/entertainment packages, and all other goods and services with an American Old West theme. TheAmericanWest.com web site is a virtual Old West town with merchant sites, an auction site, and community centers that provide information on “everything Western” and allow visitors to interact with the company and with each other. January 2000 – December 2000 gross sales were $93,000 with $.65 earned for every hit to the front page.

Other unique attributes of the web site are its synergistic relationship with two key entities: an Advisory Board whose members are influential and respected leaders within all segments of the Western industry; and, e-commerce associations with Western lifestyle retail companies, some are the country's leading "brick & mortar" operators whose names are well-known both at home and abroad.

The company believes that the interplay and cross-promotion opportunities available through its affiliation with the above "entities" will position the company for significant growth and profitability.

Multi-Billion Dollar Market

The company has identified a potential multi-billion dollar market for its service offering. The demand for these services is based on, a) tremendous growth of e-commerce as a universal trading mechanism and b) a ready and growing market for Western theme products.

TheAmericanWest.com intends to overcome the inefficiencies of the traditional “brick and mortar” trading platform by exploiting the unique characteristics of the Internet. While the company’s business model and pricing strategies emulate those of highly successful e-businesses such as amazon.com and e-bay, TheAmericanWest.com serves a large, targeted niche market and therefore does not directly compete with these companies. By the end of the first year, after a careful analysis of all merchant lines, TheAmericanWest.com intends to use its industry expertise and existing resources to develop its own line of clothing, furnishings, and accessories which will be owned by the company. The most important selling point of the line will be that it will carry a number of strong and well-known brand

TheAmericanWest.com

names. The American West brand name will be used extensively, given its recognition in the U.S, in Europe and the Orient, where significant e-commerce revenue can be generated.

Through the work of TheAmericanWest.com's Advisory Board, the company intends to develop and offer to business-to-business and business-to-consumer clients a wide range of western goods and services, including many products which have heretofore been unavailable to Western merchants, vendors, suppliers and related businesses in the Western industry. This will be accomplished through personal contact and dialog with prospective business-to-business clients throughout the country. After careful evaluation of their needs, which our Advisory Board members can assess, we can develop specific programs and opportunities to serve those needs.

Third year expansion plans include the development of physical outlets for TheAmericanWest.com's products in a branded, Western theme environment, and the opening up of select retail locations or "outposts" carrying The American West's name, or other name which will enhance our Internet business and vice versa. For example, having a retail store in Tokyo may serve to increase the Company's e-commerce revenues and visibility throughout the Orient. Select markets will be evaluated and opened only to the degree that they aid our Internet business and vice versa.

The Western category is still virgin territory in cyberspace. The marketer who believes in the future of the western market, and the western lifestyle segment where many outstanding products and services are waiting to be discovered, will reap major dividends.

Business to Business

Merrill Lynch has estimated that business-to-business Internet sales will increase from $157 billion per year in 2000 to $2.5 trillion in 2004. This is a significant and revolutionary way businesses will do their purchasing in the new century. If the Merrill Lynch projection is only 10% accurate, it will mean that the majority of business-to-business transactions will take place over the Internet.

This new phenomenon will present an outstanding opportunity for the marketer who seeks to operate within the western lifestyle category, where TheAmericanWest.com management believes no company has established a position of leadership or market dominance. Accordingly, a major goal for TheAmericanWest.com will be to take the lead in establishing a "cooperative" business-to-business Western goods and services site that will benefit all those who seek to do business in the Western category.

TheAmericanWest.com "co-op" business-to-business site will serve independent Western stores located throughout North America and abroad. By combining the purchasing power of many small retailers into a cooperative purchasing program, retailers will be made more competitive with the large chains, and with other marketers who use the Internet for business-to-consumer business.

The "co-op" will also serve the business needs of vendors and manufacturers who desire to offer their goods and services to a wider audience of customers. By being the central "clearing house" for the dissemination of information about such goods and services, TheAmericanWest.com can also offer additional, valuable services which can save money for our "co-op" members while generating more income for The American West.com.

Our future goals include the use of a "Western-theme" MasterCard/Visa or bank credit card that can be used for all purchases made in our "cooperative" retail shops all over the world, as well for wholesale purchases made by the retailer, himself, and/or for the purchase of raw materials and supplies which the vendor or manufacturer needs in bringing his products to market. As more "cooperating" partners participate in the MasterCard/Visa bankcard program, their rates go down while TheAmericanWest.com's revenues grow.

TheAmericanWest.com

The "cooperative" web site can also be the vehicle through which new and unique wholesale products and/or private label or branded merchandise can be offered to members of the "cooperative" on a semi-exclusive basis. TheAmericanWest.com has identified several leading brand names in the Western industry, whose products can be offered to our network of "cooperative" retail stores at an excellent margin. In essence, TheAmericanWest.com will seek to develop such "value added" products which can be "wholesaled" to our members via the Internet, in the growing business-to-business sector.

The "cooperative" structure will give the independent retailers and wholesalers alike a vested interest in helping TheAmericanWest.com succeed because they and their customers will be benefiting from volume purchasing. This should, in turn, generate more customers for TheAmericanWest.com. When TheAmericanWest.com is able to implement this type of plan on a large scale, even a 3% gross of these sales could generate a substantial revenue stream for the company.

(b)

Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company is an Internet based company with several "Western" domain names at its disposal, including TheAmericanWest.com. Currently, the basic web site is installed with over 100 merchants offering thousands of individual items.

TheAmericanWest.com concept of a virtual Old West Town overcomes the inefficiencies of the traditional high cost, low volume, and fragmented industry by exploiting the unique characteristics of the Internet platform.

Provide a Compelling Trading Platform that Attracts Both Buyers and Sellers.

The virtual Old West Town is a web-based community that is interactive and entertaining. The company intends to implement a live auction site, develop "Main Street activities", and opportunities for Western Enthusiasts to socialize, educate and interact through posting boards, e-mail, etc.

Implement and Continually Upgrade State-of-the-art Technology.

A fast, efficient, reliable system is a necessary component of The American West’s service offering. Ongoing technological upgrades and enhancements will be made to maintain a high quality, trouble-free, and intuitive customer interface and efficient, integrated, back-end transaction system. Out-sourced technology services will gradually migrate into a comprehensive internal IT department.

Expand and Enhance Features and Functionality.

The American West will maintain a focus on expanding and enhancing its service offering to continually improve the trading experience. Improvements will include pre-trading features such as simplified site and product update tools for merchants, post-trading features such as self-service shipment tracking and account histories for buyers, and processing of buyer profiles to allow one-toone marketing events and other customized data-based marketing activities.

TheAmericanWest.com

Grow TheAmericanWest.com Community Base.

The Company recognizes three key opportunities for immediate and rapid growth:

     Attain a critical mass of merchants, expand product categories and product offerings via intensive phone campaign, dramatic and trade industry event presence and sponsorship, and trade publication advertisement, and by building strong merchant relationships. The web site’s community and information centers will be developed to attract and retain customer interest through the process of achieving a large number of merchants.

     Capture intensive demand by identified buyers: the known U.S. market for Western related goods and services will be targeted for increased brand awareness through attendance and sponsorship of high visibility industry events supported by comprehensive national advertisements in targeted publications, banners and other placements on high-traffic web-sites and links to other existing Western related sites. A high rate of repeat visits will be generated by; 1) providing a broad range of product and service offerings; 2) facilitating a convenient and trouble free buying experience; 3) providing a virtual “Old West” experience; and, 4) fostering TheAmericanWest.com community affinity and loyalty through interaction with other users who share the Old West values Reach new buyer markets, i.e., international, non-and potential enthusiasts through targeted marketing campaigns and custom, market segment features such as language interfaces

Exploit the Unique Attributes of the Internet to Create a Highly Competitive Business Model.

The Internet is clearly superior to all traditional commercial platforms in that it:

     Requires no investment in inventory, significantly smaller investment in real estate, plant and facilities, and minimal human resource costs. Resources can be focused on enhancing the service offering, building brand awareness, and otherwise growing the business and maintaining a competitive advantage.

     Maximizes market penetration at a negligible marginal cost. It creates opportunities for economies of scale that are inconceivable in any other business model.

Aggressively Pursue Vertical and Horizontal Growth.

Long term future plans include:

     Develop an out-sourced new line of Western goods. The company intends to use its experience in the design of Western related goods, which will be sold through the web site, at industry sales events, and other outlets. Goods may include clothing, home furnishings, accessories, food products, textiles, children’s wear, outdoor furnishings, etc. In addition to revenues through sales of these goods, the Company believes that TheAmericanWest.com trademark on items will increase site-related revenues by enhancing Company visibility and brand loyalty.

     Expand the web-based service offering to include new, technology-enabled features such as audio downloading of Western and Cowboy music and video streaming of live auctions and other Western events. Other services may include travel planning and wedding registry.

Maintain the Highest Level of Customer Service.

TheAmericanWest.com believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in part, on the strength of its customer support and service operations and staff. Furthermore, the Company values frequent communication with and feedback from its customers in order to continually improve the store and its services. Accordingly, the Company intends to devote significant resources to providing personalized, timely customer service and support. The American West offers customer support on a 24 hour a day, seven day a week basis. Most customer support inquiries will be handled via e-mail, with customer e-mail inquiries typically answered well within 24 hours after submission. The Company offers an online tutorial for new users and will maintain live customer support bulletin boards, where users can post questions that will be answered by customer support personnel or other TheAmericanWest.com

TheAmericanWest.com

users. In addition, The American West offers the “Wagon Circle Program” which will provide guidelines for trade, information to resolve user disputes, and respond to reports of misuses of TheAmericanWest.com service.

TheAmericanWest.com also offers customers the following customer services:

     A toll-free line for customers who are reluctant to enter their credit card numbers through the web site. The American West has automated certain tools used by its customer support and service staff and intends to actively pursue enhancement and further automation of its customer support and service systems and operations.

     Interactive service which permits users to receive a report of their recent activity on TheAmericanWest.com, including bidding activity, selling activity, account balances, favorite categories and recent feedback. Users with their own web pages can also post link buttons from the user's page to TheAmericanWest.com and to a list of items the user has for sale on TheAmericanWest.com.

     Free e-mail addresses to enable customers to request information and to encourage feedback and suggestions. The Company's team of customer support and service personnel are responsible for handling general customer inquiries, answering customer questions about the ordering process, and investigating the status of orders, shipments and payments.

     E-mail communications between buyers and sellers offers question and answer sections, a bulletin board devoted to user feedback on new features, and an announcement section that covers new features on TheAmericanWest.com.

TECHNOLOGY

TheAmericanWest.com currently has out-sourced its hosting functions to Interland in Atlanta, Georgia TheAmericanWest.com has its web development in house and has implemented a broad array of site management, search, customer interaction, t ransaction-processing and fulfillment services and systems using a combination of its own technologies and commercially available, licensed technologies. The company's current strategy is to license commercially available technology whenever possible rather than seek internally developed solutions. TheAmericanWest.com is currently in negotiations with a major auction site to facilitate their streamed auctions and is looking into other cost effective alternatives to provide the service including providing its own live auction software.

TheAmericanWest.com has, through its Internet source provider, a robust, scalable user interface and transaction-processing system based on proprietary software. The system is capable of maintaining data records for over 1 million registered users, over 500,000 simultaneous, open auctions, and over 2 million closed, but viewable, auctions from the previous thirty days. TheAmericanWest.com can send out more than 500,000 registration and auction-related e-mails per day to registered users.

TheAmericanWest.com system can also handle all other aspects of the auction process, including notifying users via e-mail when they initially register for the service, place a successful bid, are outbid, place an item for sale and when an auction ends. Furthermore, the system sends daily status updates to any active sellers and bidders regarding the state of their current auctions. The system maintains user registration information, billing accounts, current auctions and historical listings.

All data are regularly archived to a data warehouse. Complete listings of all items for sale are generated every hour. The system updates a text-based search engine hourly with the titles and descriptions of new items, as well as pricing and bidding updates for active items. Every time an item is listed on the service, a seller selects a listing enhancement option, or an auction closes with a bid in

TheAmericanWest.com

excess of the seller-specified minimum bid, the system makes an entry into the seller's billing account. The system sends electronic invoices to all sellers via e-mail on a monthly basis. For convenience, sellers may place a credit card account number on file with TheAmericanWest.com and their account balance is billed directly.

In addition to these features, TheAmericanWest.com service also supports a number of community bulletin board areas where users and support personnel can interact. TheAmericanWest.com's system has been designed around industry standard architectures and has been designed to reduce downtime in the event of outages or catastrophic occurrences.

TheAmericanWest.com service will provide 24 hour a day, seven day a week availability. System hardware is hosted with Interland Web Solutions in Atlanta, Georgia. Interland has been named No. l web hosting provider by both Network Computing Magazine and Windows NT Magazine. Their facility is located in One Park Tower in downtown Atlanta, which is fed by multiple backbone connections to the Internet. The site itself is hosted on a Linux server running Apache Web Server. The server physically is a Compaq 1850 using RAID 5 technology with redundant power supplies. Backup power is provided by a complete UPS battery system, which in turn is backed up by diesel generators. Complete data backup is on a 7-day rotation.

The market in which TheAmericanWest.com competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, the TheAmericanWest.com 's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards, and to continually improve the performance, features and reliability of its service in response to competitive service and product offering and evolving demands of the marketplace. Failure of TheAmericanWest.com to adapt to such changes would have a material adverse effect on TheAmericanWest.com's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by TheAmericanWest.com to modify or adapt its services or infrastructure, to be and stay competitive. TheAmericanWest.com anticipates that it will continue to devote significant resources to product development in the future as it adds new features and functionality to TheAmericanWest.com service offering.

TheAmericanWest.com uses a set of applications for accepting and validating customer orders, organizing, placing and managing orders with suppliers, receiving product and assigning it to customer orders, and managing shipment of products to customers based on various ordering criteria. These applications are capable of handling millions of items and also manage the process of accepting, authorizing and charging customer credit cards. In addition, TheAmericanWest.com's systems allow it to maintain ongoing automated e-mail communications with customers throughout the ordering process at negligible incremental cost. These systems automate many routine communications entirely, facilitate management of customer e-mail inquiries and allow customers to, on a self-service basis, check order status, change their e-mail address or password, and check subscriptions to personal notification services.

TheAmericanWest.com also incorporates a variety of search and database tools. A group of systems administrators and network managers monitor and operate TheAmericanWest.com web site. Network operations and transaction-processing systems are essential to its business, and it is the job of the site operations staff to ensure, to the greatest extent possible, the reliability of TheAmericanWest.com web site and transaction-processing systems. TheAmericanWest.com uses the services of Ultimate Internet Access to obtain connectivity to the Internet over multiple dedicated lines.

TheAmericanWest.com

TheAmericanWest.com intends to transition the web hosting and servicing functions to an in-house Information Technology department in its third year of operations. This transition will require a highly qualified Management of Information Sysytems Director, a team of support personnel, and substantial investment in hardware and software.

(c)

Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Industry Background and Current Demand

Growth of the Internet and Online Commerce:

The Internet continues to grow rapidly as a medium for global commerce. In a June, 1999 report on the growth and importance of electronic commerce in the U.S. economy, Secretary of Commerce, William M. Daley, writes, “The Internet is changing the way businesses do business, from the acquisition and servicing of customers, to the management of their relations with suppliers. It is revolutionizing our access to information and the way we communicate, shop, and entertain ourselves. While the numbers are still small, when compared to our overall economy, they are growing more rapidly and provide more evidence that electronic commerce will be the engine for economic growth in the next century.”1 Growth is driven by several factors: continuous improvements in network infrastructure, improvements in the speed and performance of PC’s and modems, growing consumer sophistication and confidence in information technologies, and increasing worldwide access to the Internet. Recent research indicates that currently approximately 171 million worldwide have access to the Internet2. From 1998 to 1999 the following increases were reported: web users +55%, Internet hosts +46%, web servers +128%, new web address registrations +137%3. Given this trend and increasing average web transaction prices, International Data Corporation expects spending over the web to increase from $32 billion in 1998 to over $1 Trillion by the year 2003. The number of users who make purchases on-line is expected to be more than 183 million in that year, up from 31 million in 19984. The spectacular success of on-line companies such as amazon.com, yahoo, and e-bay are glaring examples of the magnitude of the e-commerce popularity explosion. E-bay’s revenues grew at the astounding rate of 996% from 1996 to 1998, and as of March 31 this year, had 22 million registered users.

The widening acceptance of e-commerce presents enormous opportunity for businesses. While companies have historically focused on business-to-business transactions, more and more companies are turning to business-to-consumer transactions (e.g., amazon.com) and more recently on facilitating person-to-person transactions (e.g., eBay.) Sellers are compelled by the relatively low cost of web presence and the ability to reach and serve a very large global customer base from a central location.

[1] “The Emerging Digital Economy II,” U.S. Department of Commerce, June 1999
[2] http://www.nua.ie/surveys
[3] The Industry Standard, April 26, 1999
[4] http://www.idc.com /market data and insights

TheAmericanWest.com

Buyers are attracted by a broad range of products, competitively priced and immediately available to them at any time night or day.

The Western Goods Industry

The Western goods industry is characterized by a large number of small, narrowly specialized and sometimes isolated manufacturers and craftsmen, privately owned retailers serving limited geographic markets and a few national catalogue distributors.

Management believes demand for clothing, accessories, furniture, travel and entertainment, etc., with a nostalgic American West theme is surging in the United States, Western Europe, Asia, and the Pacific Rim. Buyers who are looking for a way to embrace America’s Old West values and spirit comprise a solid, fast growing market that is poorly served by the current industrial supply structure. Industry demographics fall into two broad categories: those who are already deeply involved in Western culture and those whose basic orientation is Western, but need information to fully recognize their potential enthusiasm for America’s Old West spirit. The first group includes:

People working at making a living with some endeavor related to our Western American Heritage such as working Cowboys, museum directors, dude ranch owners, Western and country entertainers, horse trainers, etc. The most conservative estimates say over 18 million people in the United States work at jobs dependent on the Western and Country culture.

Events and associations of specialty groups such as rodeo and cattlemen’s associations and horse breeders, Cowboy Action Shooting groups, team roping associations, Western movie fan clubs, collector’s groups, film festivals, Cowboy poetry gatherings, Mountain Man Rendezvous, Native American events, Civil War and Indian War Re-enactors, etc. Most recent estimates indicate that there are over 8,000 such groups worldwide.

Individuals identified as Western Enthusiasts who enjoy the Western lifestyle, its clothing and jewelry, its furniture and décor, its dancing, its history, its art, its collectibles.

A recent study indicates that at least 31% of the U.S. population qualifies as Western Enthusiasts.
“Enthusiasts” expressed interest in at least three of the following:

Buying or wearing Western-style jewelry or accessories
Western arts or crafts such as pottery, hand-woven rugs or blankets
Vacation packages or travel destinations in the West
Western-style architecture, decorating, design
Entertainment and leisure activities such as Western-style dancing or Western music
Western horse-related activities such as rodeos or trail riding
Reading about the west
Reenacting and Mountain Man Rendezvous

This means that, applying the 31% estimate to 1998 census data, there are at least 84 million people in the United States who spend some portion of their disposable income every year on Western related goods or services. The study group identified this growing interest in the Western icon a strong trend with “real staying power.”5

5 1993 study by Yankelovich Partners: Yankelovich Monitor is an ongoing study that provides insights into the values, attitudes, and buying decisions of the U.S. consumer. The group distinguishes between short-lived “fads,” and “trends” which represent core values in our lives. The growing affinity for Western themed goods and services is seen as an expression of the need for a return to simple, real values associated with the Old West heritage.

TheAmericanWest.com

The second market segment, potential “Enthusiasts,” include
·	Baby boomers with “back-to-the-basics” principles
·	The over 50 population looking for a return to the simple values embodied in the Old West heritage
·	Americans with a nostalgic attachment to the Cowboys, Native Americans,
Mountain Men, Civil War, Indian War descendants and Pioneers in their
“family tree”
·	Architects, decorators and designers such as Ralph Lauren who are developing and helping to popularize Western lines
·	Overseas markets with a growing fascination with “anything American”
The growing trend in the national affinity with the Old West is further evidenced by the following[6]:
·	In 1991 there were only three major Western auctions with over $1,000,000 in sales.
Now there are 15.
·	In 1980, only a few Old West craftsmen such as spur makers were active.
In 1996, there were at least 400.
·	At collectibles auctions held annually, such as High Noon, Cody, Wyoming or
Christie's, it is not unusual to see, as an example, a set of Bohlin Spurs sell for $29,000!
·	In 1985 only one Cowboy poetry gathering was held. In 1996, there were over 200, plus many other individual performances.
·	Country singer Garth Brooks has sold more records than any other individual singer ever.
·	In 1990, there were 1200 team roping association members.
In 1996, over 80,000 people had joined.
·	Rodeo is now the third largest spectator sport in the United States.
·	Since 1985, the number of IPRA-sanctioned rodeos grew 382%.
The total payoff increased from less than $2 million to over $5 million.
·	In June 1996, the 100 Strong Men of Compton, California played host to its first
“Cowboys of Color Open Invitational Rodeo” to educate the community of the role of people of color in the history of the West.
·	There are over 6.6 million horses in the United States, a 25% growth since 1988.
·	In 1981, one ranch rodeo was held. In 1996, over 400 took place.
·	Single Action Shooting Society had fewer than 1500 members in 1992.
There are now approximately 30,000. They gained 5,000 new members in the last twelve months.
·	The number of listeners to Country Music stations has more than doubled since 1986.

Growth Model

Given the high demand for Western products and the highly fragmented nature of the industry, a substantial opportunity exists for a centralized commercial arena to facilitate both business-to-consumer and person-to-person transactions.

While there is not enough aggregated data to fully quantify the total demand and growth rate for this broad industry, it is clear that there is strong demand and growth potential. Using minimum assumptions with respect to price and market growth projections:

6 Information sources include: Pro Rodeo Cowboys Association, Cowboy Hall of Fame, Western Horseman Magazine, Rope Burns Magazine, Art of the West Magazine, Antique Trader Magazine, Single Action Shooting Society’s Cowboy Chronicle, U.S. Team Roping Championship Association, Dude Ranch Association, Colorado Dude Ranch Association, U.S. National Park Service, U.S. Forest Service, The Old West Traveler Page 11

TheAmericanWest.com

		1999	2000	2001	2002	2003
U.S internet buyers*[1]		22.9	40.1	57.2	74.4	91.5
% enthusiasts[2]		31%	31%	31%	31%	31%
Demographic adjustment[3]		45%	48%	55%	62%	68%
% likely to buy at least one Western product[4]		63%	63%	63%	63%	63%
Potential internet/Western goods buyers*[5]		2.0	3.9	6.8	10.4	14.8
Potential number of merchant		1.5	3.0	5.1	7.8	11.1
transactions*[6]
Potential number of auction		0.5	1.0	1.7	2.6	3.7
transactions*[7]
Average merchant price[8]		$107	$110	$112	$115	$118
Average auction price[9]		$310	$318	$326	$334	$342
Potential merchant sales*		$162	$310	$516	$777	$1,075
Potential auction sales*		$156	$299	$501	$752	$1,039
	Potential Value of Internet/Western Goods	$317	$609	$1,017	$1,529	$2,114
	Transactions*

Business to Business Internet Sales #10		$157,000	$290,000	$580,000	$1,160,000	$2,500,000
Percent of potential western internet buyers/
total U.S. internet buyers		9%	9%	11%	12%	13%
Error Margin		50%	50%	50%	50%	50%
Potential business to business sales*		$6,899	$13,593	$31,150	$70,230	$166,005
	*in millions
1	Per ICD research, in 1998 31 million people made purchases over the Internet, 74% of them were in the United
States. Approximately one half of the 183 million anticipated Internet buyers expected in 2003 are likely to be
	in the United States.
2	Per Western goods market research already cited, 31% of US population			identified as	a Western enthusiast.
This model assumes each “Enthusiast” will purchase only one Western good each year
3	The demographic adjustment is made to account for the fact that Internet users and Western Enthusiasts do not have identical demographic distributions. For example, 33% of “Enthusiasts” live in the South, which is the region with the lowest Internet use rate. Alaska and Colorado, on the other hand, account for some of the
highest percentages of both Internet use and “Enthusiasts.” Internet usage is expected					to equalize across all
U.S. demographics in time, diminishing the demographic adjustment. The numbers					here are simply “best
	guesses,” which probably understate real demand.
4	The most recent poll was taken in 1993, per market research already cited. Figure is held static in this model as
	there is no more recent data.
5	Number of US Internet buyers x number of “Enthusiasts” x the demographic adjustment x %likely to purchase
	at least one product.
6	Assumes 75% of transactions are merchant sales
7	Assumes 25% of transactions are auction sales
8	Per survey of representative mix of over 600 Western goods currently for sale on the Internet on merchant sites, predominately clothing, boots, and hats, and in smaller proportions accessories, riding gear, horse trailers, etc.
9	Per survey of recent Western memorabilia auctions and Western items currently for sale on e-Bay, covering a broad range of goods, assuming an equal mix of high end and low end auction items
10 Estimate from Merrill Lynch

TheAmericanWest.com

This multi-billion dollar potential does not include the international market, which, given the wave of interest in the American West and increasing access to the Internet, is likely to be significant in the future.

The Service Model/Price Schedule

Merchant sites

TheAmericanWest.com works with merchants to prepare “sub-sites” featuring each merchant’s products, complete with 3-D images and prices. Buyers can order items from these automated “sub-sites.” Because of the low marginal cost of distribution, TheAmericanWest.com is able to offer most items below normal retail prices. Orders are forwarded to merchants, who ship directly to buyers. Payment is made to TheAmericanWest.com, who forwards payment, less a minimum of 20% sales commission to merchants once buyers receive the merchandise.

Auction site

Sellers pay a small fee to list items for sale and a percentage of the selling price when a transaction is concluded. Buyers pay nothing to browse the site or purchase items, but must register to complete any transactions. The actual transaction, including payment and shipment is conducted directly between buyer and seller without involving TheAmericanWest.com. Future customer service enhancements may include shipping assistance and finance mechanisms.

The auction fee structure is:

Item Price	Listing Fee	Transaction Fee
	(based on initial asking price of item)	(based on final selling price)
Under $10	$0	10%
$10 - $100	$1	5%
		(added to amount over $10)
$100 - $500	$5	2.5%
		(added to amount over $100)
Over $500	$10	1.25%
		(added to amount over $500)

Sellers may also pay extra for special font size or bolding, featured auction item advertisements, etc. The description and costs for these items have not yet been established.

The auction is currently out-sourced with revenue going to that provider. Once funded the auction will revert to The American West and revenue therefrom retained as indicated above.

COMPETITION: Any channels through which sellers move Western related goods and services potentially competes with that provided by TheAmericanWest.com. Business-to-consumer channels include traditional retail outlets, catalogue sales, and Western related web sites. Person-to-person channels include classified ads, garage sales, and flea markets.

The Internet venue is far superior to all physical site outlets for the sale of services and any goods that do not require presale “touch” or “taste” testing. Traditional outlets tend to be fixed-capital intensive, requiring pre-investment in real estate and inventories. They are thus more expensive and more rigid, i.e., less able to respond quickly to changes in demand. Unlike Internet based businesses which are characterized by very small marginal costs, they are less able to make small incremental increases in capacity, and less able to realize on-going economies of scale. Geographic market boundaries and

TheAmericanWest.com

high costs of disseminating information regarding their product offering to a prospective client base also limit them.

Web-based business has significant competitive advantages in their marketing capabilities by being able to amass highly detailed data on consumers, their tastes and buying patterns. Every buyer inquiry can be captured instantly in merchant databases and used to make manufacturing decisions and precisely tailor advertising messages. This highly individualized marketing ability results in rapid growth in sales and strong customer loyalty.

There is some Western goods presence already on the Internet as barriers to entry are very low. However, most are either individual merchant sites or “posting” boards which charge merchants to advertise or install links to their own sites. We found no other auction sites devoted exclusively to the Western goods niche. Although there are at least three perceived sites as competition, Cowboy.com, and Readthewest.com which are primarily search engines, Western2.com, TheWest.com and Westlife.com that claim to be the central clearinghouse for “all things Western”, all we have found fail to recognize the basic critical success factors we have outlined in this document. They provide no sense of community, stale inventories with a diluted Western format with no compelling environment that will attract a critical mass of buyers and sellers. Most tend to have the feel of static order forms rather than facilitating a “virtual” experience. Many of them are difficult to find, having nondescriptive or counterintuitive addresses. They are poorly organized. None seem to have effective marketing strategies. While some may have the potential to grow into more viable commercial forums, TheAmericanWest.com intends to retain the “ first mover” advantage by continuing to implement the strategy outlined above.

TheAmericanWest.com currently is streaming full length Western movies, has its own radio station, unique electronic post cards, on-line auction, absentee facilitation, live bidding facilitation, free e-mail, environmental design services and 24/7 contact.

(d)

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The company will implement a multi-faceted marketing strategy to attract and maintain a wide customer base.

1. CUSTOMER INCENTIVES

This includes free merchant set up services, free e--mail, free listing of auction items under $10 during an introductory period. Free email service to be out-sourced and provided through the ISP.

2. MEDIA ADVERTISING

The company currently advertises in a number of targeted publications. Print advertising will be increased and coordinated with other marketing activities after completion of planned web site improvements and completion and testing of the auction site. Third quarter operations plan includes a large scale advertising campaign, focusing primarily on building awareness of the auction site. Targeted radio spots, coordinated with significant industry events such as major stock shows, Cowboy Action Shooting competitions, re-enactments, rendezvous, gatherings, auctions and rodeos are also in the planning stages.

TheAmericanWest.com

3. EVENTS

A major thrust of the Company’s marketing effort includes visible participation in events attended by large numbers of merchants and Western enthusiasts. These include: stock shows, historical reenactments, rodeos, county fairs, trade shows, etc. The Company intends to sponsor some of the more significant events such as the Western Design Conference, Golden Boot Awards, and annual historical events presented by the National Parks Associations. In the ramp up stages, the Company’s booths at selected events will feature on-line demos and training with incentives for “signing on” to the web community.

4. INTERNET ADVERTISING

TheAmericanWest.com will be promoted through strategic advertising and sponsorship placements on high-traffic web sites and linking to other related sites such as those promoting significant industry events. An outside agency specializing in Internet marketing will be used to execute the Company’s “on-line” marketing activities, which are designed to drive Internet “browsers” to the site by, e.g., adding TheAmericanWest.com listing to all major search engines such as Lycos, Infoseek, and Alta Vista, as well as ensuring presence on other relevant sites and directories throughout the Internet.

5. ON-SITE MARKETING PROGRAMS

The Company will engage in a number of promotional activities within its web site including featured, specially priced items, awards of promotional items with minimal purchases or auction placements. These items will be TheAmericanWest.com branded merchandise providing a continuing reminder of TheAmericanWest.com brand and web site.

6. PERSONALIZED PROGRAMS AND SERVICES

The Internet allows rapid and effective experimentation and analysis, instant user feedback, and large scale data-basing of customer buying preferences. The Company intends to incorporate this opportunity into a flexible and creative one-to-one merchandising program, featuring personalized notification services, designed to build customer loyalty.

7. NETWORK MARKETING

The company will develop relationships and alliances with a wide spectrum of organizations and associations such as museums and preservation societies within the industry.

(e)

State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

TheAmericanWest.com does not currently have a backlog of written firm orders, and does not have any comparative data for the recent year.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

TheAmericanWest.com

	Current Number	Number of Employees
Type of Employee	of Employees	Within Next 12 Months

Administrative	3	3
Operations	2	4
Clerical	1	1

TOTAL	6	8

NOTE:

The current administrative employees are officers of the company.

All non-officer compensation has been paid for by the company president.

None of the company's employees are subject to collective bargaining agreements.

The company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

(g)

Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The company president is currently providing office facilities for TheAmericanWest.com.

(h)

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

TheAmericanWest.com has not filed any patent applications with respect to its business; and; does not expect to have any dependency upon patents, copyrights, trade secrets, know-how, or other proprietary information in the operation of its business.

TheAmericanWest.com does not specifically expend financial resources for research and development. Market research undertaken by TheAmericanWest.com primarily consist of available and published resources, whereas expenditures to acquire or use these materials is minimal.

TheAmericanWest.com

(i)

If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

TheAmericanWest.com's business, products, or properties are not currently known to be subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j)

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

TheAmericanWest.com does not have any subsidiaries.

(k)

Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

TheAmericanWest.com has had no material events (including material mergers or acquisitions) since its inception, nor are any mergers, acquisitions, spin-offs, etc. pending or anticipated in the foreseeable future.

TheAmericanWest.com

4 (a).

If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

		# of Months
		after filing
	Manner of Occurrence/	when should
Event or Milestone	Method of Achievement be accomplished

Infrastructure setup	Management to finalize plans and initiate recruiting	3
	of marketing and web site programming personnel.
	Advertisement/solicitation for positions completed.

Staffing	Marketing and web site programming positions filled.	6

Merchant acquisition	Marketing to continue acquiring viable merchant candidates	9
	and maintaining/expanding active merchants using the
	facilities of TheAmericanWest.com web site.

Web Site enhancements	Web site programmers complete The Old West Community	12
	and Old West Town facilities on TheAmericanWest.com site;
	providing information and entertainment for purveyors and
	buyers of everything Old West.

Auction site completion	Web site programmers complete the Auction Site component	14
	of TheAmericanWest.com site; facilitating person-to-person
	trading.

"Blitz" advertisement	Marketing to complete multi-faceted marketing campaign;	16
	customer incentives, media advertising, event, Internet
	advertising, on-site programs, and personalized programs.

Web based services	Management and technology personnel will have implemented	18
enhancements	ongoing enhancements to technology, features, and functions.
	Maintenance, upgrades, and enhancements to be planned and
	accomplished through the use of out-sourced technology services.

4 (b).

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Infrastructure setup

The current Directors and Officers of TheAmericanWest.com must ensure development and staffing plans are complete and implementation begins. Although TheAmericanWest.com has conducted operations to a level sufficient to realize income, profitability will not be achieved until such time as current operations, as well as clients, are expanded in compliance with the business strategy. A delay in the completion of this event should not affect liquidity, yet may cause a corresponding delay in Th eAmericanWest.com's ability to achieve anticipated and necessary levels of sales to achieve profitability.

TheAmericanWest.com

Staffing

Marketing personnel and web site programmers are needed to accomplish TheAmericanWest.com's business plans. Neither the solicitation and retention of merchants, nor the attraction and sales to consumers, to the level necessary to achieve profitability, can be undertaken until staffing has been completed. A delay in the completion of staffing will not impact liquidity, yet will delay TheAmericanWest.com's ability to achieve desired levels of profitability.

Merchant acquisition

The identification, solicitation, and acquisition of merchandisers for TheAmericanWest.com web site is an ongoing event, which has been conducted and accomplished to date with reasonable success. Marketing must continue and expand this activity to ensure existing and planned facilities and services of TheAmericanWest.com are fully exploited. Liquidity, as well as profitability, of TheAmericanWest.com may be adversely impacted if delays are encountered in the conducting of this activity; in part, due to additional operating costs gained with the hiring of additional personnel.

Web Site enhancements

Enhancements to TheAmericanWest.com web site, Old West Community and Old West Town, will provide informational and entertainment facilities expected to increase consumer visitation to the site. A delay in completing this event will correspondingly delay the ability to increase profits, and may also impact TheAmericanWest.com's liquidity due to increased operating costs as related to the programming development project continuing beyond expected completion date.

Auction site completion

The Auction Site is one of three components of the Old West Town facility. Delaying completion of this event delays facilitating person-to-person trading at the TheAmericanWest.com web site; and, therefore, impact anticipated revenues expected. Liquidity will be impacted if the Auction Site development project extends past planned completion dates due to increased programming development costs.

"Blitz" advertisement

Marketing completion of the "Blitz" advertisement campaign is necessary to ensure merchants, businesses, and persons are aware and avail themselves of the facilities of TheAmericanWest.com. A delay in the completion of this advertising event impacts TheAmericanWest.com's visibility, and therefore the capability to increase sales, increase revenues and profitability. Liquidity is impacted where marketing expenses continue significantly beyond scheduled completion of this event.

Web based services enhancements

TheAmericanWest.com must ensure technology and functionality are consistent with or exceed that available or used by competitors. Where maintenance, upgrades, and enhancements are significantly delayed; TheAmericanWest.com may become exposed to the loss of clients to competitors. A delay in this ongoing event may impact profitability. Only significant delays and loss of clients should be expected to impact liquidity.

TheAmericanWest.com

USE OF PROCEEDS

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

In the opinion or TheAmericanWest.com's management, neither cash flow nor liquidity problems				are
anticipated within the	next 12 months. The president of TheAmericanWest.com has	provided and will
continue to provide	funding for operations. Neither the president nor any	other	officer	of
TheAmericanWest.com has entered into any formal agreement to provide funding or loans.

DESCRIPTION OF SECURITIES

14.

The securities being offered hereby are:
[ X	]	Common Stock [ ] Preferred or Preference Stock	[	]	Notes or Debentures
[	]	Units of two or more type of securities composed of:
[	]	Other:

TheAmericanWest.com has 25,000,000 common shares authorized; 9,984,501 shares of common stock are issued and outstanding.

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

15.

These securities have:
[	]	Cumulative voting rights
[	]	Other special voting rights
[	]	Preemptive rights to purchase in new issues of shares
[	]	Preference as to dividends or interest
[	]	Preference upon liquidation
[	]	Other special rights or preferences (specify):

The securities have none of the above special rights or preferences.

16.

Are the securities convertible? [ ] Yes [ X ] No
If so, state conversion price or formula:	Date when conversion becomes effective:
.	Date when conversion expires:

17(a).

If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _______
3. Is there a mandatory sinking fund? Describe: _______
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: ______
7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

TheAmericanWest.com

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent basis? $___________
How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not notes or other types of debt securities.

17(b).

If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not notes or other types of debt securities.

18.

If securities are Preference or Preferred stock:
Are unpaid dividends cumulative?	[	]	Yes	[	]	No
Are securities callable?	[	]	Yes	[	]	No
Explain:

Note:

Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not Preference or Preferred Stock.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

TheAmericanWest.com is offering shares of Common Stock, and has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20.

Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ (216,808)

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

TheAmericanWest.com has never paid dividends. At present, TheAmericanWest.com does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the TheAmericanWest.com’s business.

TheAmericanWest.com

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chairman of the Board	Title: President/Founder
Name: John A. Schaffer
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

John A. Schaffer
President, Chairman of the Board of Directors

John A. Schaffer founded TheAmericanWest.com in 1999. He formed Schaffer Real Estate and Investment Company in 1988. Mr. Schaffer has sponsored or participated in the primary management of over 35 California General Partnerships, PPO/California limited partnerships, and Colorado limited liability companies involved in real estate investment and/or development, many with an Old West entertainment theme. Mr. Schaffer has extensive contacts in the Western goods industry through his affiliation and involvement with dozens of related associations, clubs and foundations.

30.

Chief Executive Officer	Title: Chief Executive Officer
Name: Charles Frederick Brooks
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

Charles Frederick Brooks

Mr. Brooks obtained his bachelor’s degree from Cal State Long Beach and his MBA from Cal State Fullerton.

As a consultant, Mr. Brooks recently completed a project in Lake Lanier Islands, GA where he completed the Master Plan for expansion of a resort, including additional hotel, dining, guest entertainment and retail shopping which entailed a complete redo of all graphics on site as well as coordination with architects, cost estimation and interfacing with designers through the entire process, including overseeing associated proformas.

He has an extensive background in the entertainment industry with positions as Vice President of Project Delopment and Operations with Blockbuster Entertainment Corporation. Upon the merger of VIACOM, Paramount Studios, and Paramount Parks, Inc and Blockbuster Entertainment Corp., Mr. Brooks was asked by the Chairman of the Board of Paramount Parks to coordinate a joint venture project in Las Vegas between the Hilton Gaming Corporation and Paramount Parks, Inc. In 1992, he took over the management of Wet ‘N Wild conducting projects relative to strategic business planning of the Florida park. Mr. Brooks was recruited by Bob Snow, developer of Church Street Station in Florida to be the Project Director of the Las Vegas based Main Street Station which included a hotel, casino and three restaurants. As an Executive Vice President with Battaglia which is recognized as one of the more prominent thematic design firms of themed entertainment complexes throughout the world, he was overall administrator of all departments including finance, production marketing and real estate operations. He also directed the design of projects in the Philippines, Kobe, Japan and Seoul, Korea during this time.

TheAmericanWest.com

As the founder of Brooks and Associates in Newport Beach, CA his consulting firm offered design and operational consulting services to owners and operators of themed entertainment projects whose clients ranged from the U. S. Park Service to Ringling Bros. and ABC. Mr. Brooks was with Walt Disney Production for 11 years and became their Manager of Project Development. This "guest " experience is what keeps customers coming back again and again.

31.

Chief Financial Officer	Title: Chief Financial Officer
Name: Greg Hillers	Age: 51
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

Greg Hillers

Mr. Hillers has a bachelor's degree in Mathematics and has completed the coursework towards his MBA with an emphasis on quantitative analysis. For the past two years he has been the Controller for the Jess Ranch Development Co. in Apple Valley, CA as well as Owner and General Manager and of the Fresh Harvest Bakery in for over ten years. He has also been the Controller for Raging Waters in San Dimas for a year and three years as Controller for Jessie Lord, Inc. in Torrance, CA

32.

Other Key Personnel

None

DIRECTORS OF THE COMPANY

33.

Number of Directors: 6

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors and Executive Officers

Name	Age	Position

John Schaffer		President & Chairman of the Board

Gary Ledford	55	Vice Chairman

Dorothy J. Cornish	82	Treasurer

Roy "Dusty" Rogers, Jr.	54	Advisor

Ed Beesley		Advisor

Sam Konswa		Advisor

The Directors named above will serve until the next annual meeting of the Company’s shareholders. Thereafter, Directors will be elected for one-year terms at the annual shareholder’s meeting. Officers will hold their positions at the appointment of the board of directors.

TheAmericanWest.com

John Schaffer

Founded TheAmericanWest.com in 1999. He formed Schaffer Real Estate and Investment Company in 1988, after a 20+ year career in real estate in southern California. Mr. Schaffer has sponsored or participated in the primary management of over 35 California General Partnerships, PPO/California limited partnerships, and Colorado limited liability companies involved in real estate investment and/or development, many with an Old West entertainment theme. Mr. Schaffer has extensive contacts in the Western goods industry through his affiliation and involvement with dozens of related associations, clubs and foundations.

Gary Ledford

Mr. Ledford is the President and CEO of Jess Ranch Development Company, Inc., and Chairman of Jess Ranch, a California corporation. His responsibilities are centered around the portfolio management associated with development of the 1400 acre Jess Ranch into a Planned Retirement Community. He has an extensive background in Civil Engineering and Construction, having responsibility for the design, engineering, or construction of over $200 million in construction projects. Mr. Ledford is past President of several California based entities including: Mojave Feed and Fuel Corp, Jess Ranch Water Company, LJ&J Investment Co, Inc., Apple Valley Christian Care Centers, Inc., High Desert Cultural Arts Foundation, and Victor Valley Museum Association.

Dorothy J. Cornish

Mrs. Cornish was Treasurer with the Apple Valley Chamber of Commerce in California, and was the first honorary Mayor of that city. Before her retirement, she held numerous positions of responsibility in the accounting/bookkeeping field including one with the U.S. Navy in Japan and owned several businesses including a feed store, a moving company, a dress shop, and a restaurant, all in southern California.

Roy "Dusty" Rogers, Jr.

As the son of the famed Western stars, Roy Rogers and Dale Evans, Dusty has a lifelong involvement with the American West. He has worked in the entertainment field since childhood, starring in TV and variety shows, films, making guest appearances at rodeos, talk shows, conventions, radio shows, recordings, shooting competitions, etc. He is also a published author, personal manager to both Roy and Dale, and President and Executive Director of the Roy Rogers - Dale Evans Museum in Victorville, California.

Ed Beesley

Ed Beesley is a Managing Vice President of Gartner. Gartner provides unrivaled thought leadership for more than 10,000 organizations, helping clients to achieve their business objectives through the intelligent and efficient use of technology. Ed has more than 25 years of experience in business and technology including retail, operations, distribution, finance, sales and marketing for fashion, consumer products and pharmaceutical companies. Prior to joining Gartner, Ed was Executive Vice President and Chief Technology and Operations Officer for Escada AG, a Munich based women's fashion company with annual sales of $993 million.

Ed received a bachelor's degree in economics from Rutgers University and earned a MBA in management from Fairleigh Dickinson University.

Sam Konswa

Mr. Konswa is the President of Paramount Investments, a financial consulting firm based in Seattle, Washington. Over the past decade, Mr. Konswa has become an industry leader through his work with major Wall Street firms including Shearson Lehman Brothers and Bear Stearns and his partnership at Hampshire Securities and Boston Group.

TheAmericanWest.com

34.

Information concerning outside or other Directors (i.e., those not described above):

TheAmericanWest.com has no other Directors other than those previously described.

35(a).

Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

None of the officers or directors of TheAmericanWest.com have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as the Company.

35(b).

If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

None of the officers or directors of TheAmericanWest.com have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as TheAmericanWest.com. No non-compete or non-disclosure agreements exist between the management of TheAmericanWest.com and any prior or current employer.

35(c).

If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

TheAmericanWest.com was considered in the development stage through December 31, 1999, with initial operations beginning in January 1, 2000. As TheAmericanWest.com is not in the development stage and has begun conducting business operations, further response relating to Director or Officer experience in the management of any other company in the start-up or development phase is not applicable.

35(d).

If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of TheAmericanWest.com key personnel are consultants or other independent contractors.

None of the directors of the TheAmericanWest.com have been compensated for their services; which includes three advisors that serve as directors.

35(e).

If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

TheAmericanWest.com does not have key life insurance policies on any of its Officers, Directors, or key personnel.

TheAmericanWest.com

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

TheAmericanWest.com management is aware of no petition under the Bankruptcy Act or any State insolvency law having been filed by or against TheAmericanWest.com or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer having been appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

TheAmericanWest.com was incorporated on March 30, 1999 with authorized shares of 25,000,000 common stock. Currently issued and outstanding stock is 9,984,501 shares of common stock issued or outstanding.

	# of shares
	now held	% of total

Officers

John Schaffer	9,500,000	95

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

38.

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 9,515,000
After offering: 9,515,000
(Assumes all options exercised and all convertible securities converted.)

* NOTE

This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

TheAmericanWest.com

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a).

If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Dorothy J. Cornish and John A. Schaffer are mother and son.

39(b).

If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

John Schaffer, the TheAmericanWest.com president, director and majority shareholder, has loaned the company significant working capital. The balances of $230,207 and $103,222 as of December 31, 2000 and 1999, respectively, are supported by promissory notes from TheAmericanWest.com, which bear interest at 10% per annum. $20,075 and $9,384 of interest expense have been recorded for the years ended December 31, 2000 and 1999, respectively.

39(c).

If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of TheAmericanWest.com Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

40.

(a). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of TheAmericanWest.com in the event of retirement at normal retirement date pursuant to any existing plan provided by TheAmericanWest.com

No employment agreements currently exist or are contemplated until the company is profitable.

41(a).

Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders: Not applicable.

State expiration dates, exercise prices, and other basic terms for these securities: Not applicable.

41(b).

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

TheAmericanWest.com

41(c).

Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of TheAmericanWest.com, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

TheAmericanWest.com is dependent on the availability of services from personnel in specific assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

LITIGATION

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of TheAmericanWest.com are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

MISCELLANEOUS FACTORS

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

TheAmericanWest.com is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this document..

TheAmericanWest.com

MANAGEMENT'S DISCUSSION//ANALYSIS OF RELEVANT FACTORS

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Losses from operations as shown in TheAmericanWest.com's financial statements are the result of organizational costs and expenditures for web site development. The nature of these specific start-up costs and expenditures is that they are non-recurring.

48.

Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

TheAmericanWest.com management is aware of no significant trends of operational results, nor changes in the underlying economics of the industry or the Company's business, which will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months.

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 22% What is anticipated gross margin for next year of operations? 22% If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

TheAmericanWest.com management does not anticipate a change in gross margin as a percentage of sales.

TheAmericanWest.com is not aware of a source or sources for acquiring comparative gross margin figures for the industry.

50.

Foreign sales as a percent of total sales for last fiscal year: 7%

Domestic government sales as a percent of total domestic sales for last fiscal year: 0% Explain the nature of these sales, including any anticipated changes:

TheAmericanWest.com has been considered in the development stage through December 31, 1999. Initial operations began January 1, 2000 and are, and have been, limited to consumers in the domestic United States markets. Except that sales are Internet based and, by such nature, global access to any interested consumer provides a resultant small percentage for foreign sales. TheAmericanWest.com has had no government sales during this initial year of operation.

TheAmericanWest.com

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Identify the principal market or markets where the small business issuer's common equity is traded. If there is no public trading market, so state.

There is currently no public market for the TheAmericanWest.com's stock.

Legal Proceedings

Identify any pending legal proceeding to which the same business issuer is a party; name of court or agency, date proceeding began, principal parties, description of underlying facts, relief sought.

There are no legal proceedings pending or threatened against TheAmericanWest.com.

Changes in and Disagreements with Accountants

As applicable; where changes in or disagreements with accountants on matters of accounting or financial disclosure pertain, or where a principal account currently or in recent years resigned or was dismissed.

TheAmericanWest.com has had no changes in or disagreements with its Accountants since inception.

Recent Sales of Unregistered Securities

Provides information for all securities that the small business issuer sold within the past three years without registering the securities under the Securities Act.

During May 1999, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 484,501 shares of its $0.001 par value common stock at a prices ranging from $0.03 to $1.00 per share for total cash of $50,700.

The Company issued 105,000 warrants to investors as enticements for investing. The warrants are considered anti-dilutive as of December 31, 2000 and 1999 due to net operating losses. All 105,000 warrants have expired by their terms unexercised.

Indemnification of Directors and Officers

States any statute, charter provision, by-law, or other arrangement insures or indemnifies a controlling person, director or officer which affects liability in that capacity.

So far as permitted by the Nevada Corporations Code, the Company’s Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the “Acts”) may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

TheAmericanWest.com

PART F/S

FINANCIAL STATEMENTS

CONTENTS

Document		Page

Cover Page		F-1
Independent Auditor's Report		F-2
Balance Sheet		F-3
Statement of Operations		F-4
Statement of Stockholders Equity		F-5
Statement of Cash Flows		F-6
Notes to Financial Statements		F-7 through F-9
Financial Statements for the three month period
ended March 31,2001 (unaudited)		F10 – F-13

THEAMERICANWEST.COM

FINANCIAL STATEMENTS

Balance Sheets
as of
December 31, 2000 and 1999

and

Statements of Income,
Stockholders' Equity, and
Cash Flows
for the years ended
December 31, 2000 and 1999

G. BRAD BECKSTEAD
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

INDEPENDENT AUDITOR’S REPORT

March 30, 2001

Board of Directors
TheAmericanWest.com, Inc.
Las Vegas, NV

I have audited the Balance Sheets of TheAmericanWest.com, Inc. (the “Company”), as of December 31, 2000 and 1999, and the related Statements of Operations, Stockholders’ Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of TheAmericanWest.com, Inc. as of December 31, 2000 and 1999, and its related statements of operations, equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\S\ G. Brad Beckstead
G. Brad Beckstead, CPA

TheAmericanWest.com, Inc.
Balance Sheet
December 31, 2000 and 1999

	2000	1999

Assets

Current Assets
Cash	$ 1,096	$ 2,617

Total Current Assets	1,096	2,617

Fixed assets, net	7,871	7,046
Web development, net	9,667	12,567

Other assets	950	950

	$ 19,584	$ 23,180

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$4,661	$-
Other current liabilities	1,524	-
Total Current Liabilities	6,185	-

Loans from officer	230,207	103,222

Total liabilities	236,392	103,222

Stockholders' Equity
Common Stock, $.001 par value, 25,000,000
shares authorized, 9,984,501shares issued
and outstanding	9,985	9,985
Additional Paid-in Capital	50,216	50,216
Accumulated Deficit	(277,009)	(140,243)
	(216,808)	(80,042)

	$ 19,584	$ 23,180

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Statements of Operation
Years Ended December 31, 2000 and 1999

	2000	1999

Revenue	$ 60,145	$ 3,393

Cost of goods sold
Purchases	47,576	4,500
Internet fees	4,821	8,858
Commissions	38	-
Total cost of goods sold	52,435	13,358

Gross profit (loss)	7,710	(9,965)

Expenses
General and administrative	92,290	92,354
Selling and marketing expenses	21,517	26,364
Depreciation and amortization	4,860	2,176
Total expenses	118,667	120,894

Other income or (expenses)
Interest income	2	-
Interest expense	(25,811)	(9,384)
Total other income	(25,809)	(9,384)

Net (loss)	$ (136,766)	$ (140,243)

Weighted average number of
common shares outstanding - basic and fully diluted	9,984,501	9,984,501

Net (loss) per share - basic and fully diluted	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Statements Changes in Stockholders' Equity
Period From Inception (March 30, 1999) to December 31, 2000

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

May 5, 1999
Founders shares
Issued for services	9,500,000	$9,500	$-	$-	$9,500

May 5, 1999
Shares issued for cash
pursuant to Rule 504 offering	484,501	485	50,215		50,700

Net (loss) for the period ended
December 31, 1999				(240,243)	(240,243)

Balance, December 31, 1999	9,984,501	9,985	50,215	(240,243)	(180,043)

Net (loss) for the year ended
December 31, 2000				(136,766)	(136,766)

Balance, December 31, 2000	9,984,501	$ 9,985	$ 50,215	$ (377,009)	$ (316,809)

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Statements of Cash Flows
Years Ended December 31, 2000 and 1999

	2000	1999

Cash flows from operating activities
Net (loss)	$(136,766)	$(140,243)
Depreciation and amortization expense	4,860	2,176
(Increase) in other assets	-	(950)
Increase in accounts payable	4,661	-
Increase in other current liabilities	1,524	-
Net cash (used in) operating activities	(125,721)	(139,017)

Cash flows from investing activities
Purchase of website	-	(14,500)
Purchase of fixed assets	(2,785)	(7,289)
Net cash (used in) investing activities	(2,785)	(21,789)

Cash flows from financing activities
Loan from officer	126,985	112,723
Issuance of common stock	-	50,700
Net cash provided by financing activities	126,985	163,423

Net increase (decrease) in cash	(1,521)	2,617
Cash - beginning	2,617	-
Cash - ending	$ 1,096	$ 2,617

Supplemental disclosures
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash transactions
Value of shares issued for services	$ -	$ 9,500
Number of shares issued for services	-	9,500,000

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Notes to Financial Statements

Note 1 – Summary of significant accounting policies

Organization

The Company was organized on March 30, 1999 (Date of Inception) under the laws of the State of Nevada. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

Through December 31, 1999, the Company had been in the development stage. Effective January 1, 2000, the Company commenced significant operations and was no longer considered to be in the development stage.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Revenue recognition

The Company recognizes revenue on an accrual basis. Cost of goods sold represents the funds paid to suppliers.

Advertising Costs

The Company expenses all costs of advertising as incurred. Advertising costs totaled $21,517 and $26,364 for the years ended December 31, 2000 and 1999, respectively.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000 and 1999. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets

Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2000.

Earnings per share

The Company follows Statement of Financial Accounting Standards No. 128. “Earnings Per Share” (“SFAS No. 128”). Basic earning per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

TheAmericanWest.com, Inc.
Notes to Financial Statements

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

The FASB recently issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133”. The Statement defers for one year the effective date of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company’s revenue recognition policies.

Note 2 – Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized. There are no deferred tax assets or liabilities due to net operating losses for the years ended December 31, 2000 and 1999.

TheAmericanWest.com, Inc.
Notes to Financial Statements

Note 3 – Stockholders’ Equity

The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

On May 5, 1999, the Company issued 9,500,000 shares of its $0.001 par value common stock to its founder for services valued at $9,500.

During May 1999, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 484,501 shares of its $0.001 par value common stock at a prices ranging from $0.03 to $1.00 per share for total cash of $50,700.

Note 4 – Going concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has had net operating losses since its inception. Without realization of additional capital and significant operating income, it would be unlikely for the Company to continue as a going concern.

Note 5 – Related party transactions

John Schaffer, the Company’s president, director and majority shareholder, has loaned the Company significant working capital. The balances of $230,207 and $103,222 as of December 31, 2000 and 1999, respectively, are supported by promissory notes from the Company which bear interest at 10% per annum. $20,075 and $9,384 of interest expense have been recorded for the years ended December 31, 2000 and 1999, respectively.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

TheAmericanWest.com, Inc.
Balance Sheet
March 31, 2001 and 2000

	For the three month period ending
	March 31, 2001	March 31, 2000

Assets

Current Assets
Cash	$ 2779	$ (2,042)

Total Current Assets	2779	(2,042)

Fixed assets, net	7,871	7,046
Web development, net	9,667	11,600

Other assets	950	950

	$ 21,267	$ 17,554

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$-	$-
Other current liabilities	403	2952
Total Current Liabilities	403	2952

Loans from officer	240,407	136,889

Total liabilities	240,810	139,841

Stockholders' Equity
Common Stock, $.001 par value, 25,000,000
shares authorized, 9,984,501shares issued
and outstanding as of March 31,2001	9,985	9,985
Additional Paid-in Capital	50,216	50,216
Accumulated Deficit	(279,744)	(182,488)
	(219,543)	(122,287)

	$ 21,267	$ 17,554

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Statements of Operation
3 month period ended March 31, 2001 and 2000

	For the three month period ending
	2001	2000

Revenue	$ 23,023	$ 7,330

Cost of goods sold
Purchases	11,998	6,197
Internet fees	720	832
Commissions	89	-
Total cost of goods sold	12,806	7,029

Gross profit (loss)	10,217	301

Expenses
General and administrative	9,907	31,249
Selling and marketing expenses	3,047	9,546
Depreciation and amortization	-	-
Total expenses	12,954	40,795

Other income or (expenses)
Interest income	2	2
Interest expense	0	(178)
Total other income	2	(176)

Net (loss)	$ (2,735)	$ (40,670)

Weighted average number of
common shares outstanding - basic and fully diluted	9,984,501	9,984,501

Net (loss) per share - basic and fully diluted	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Statements Changes in Stockholders' Equity
Period From Inception (March 30, 1999) to March 31, 2001

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

May 5, 1999
Founders shares
Issued for services	9,500,000	$9,500	$-	$-	$9,500

May 5, 1999
Shares issued for cash
pursuant to Rule 504 offering	484,501	485	50,215		50,700

Net (loss) for the period ended
December 31, 1999				(240,243)	(240,243)

Balance, December 31, 1999	9,984,501	9,985	50,215	(240,243)	(180,043)

Net (loss) for the year ended
December 31, 2000				(136,766)	(136,766)

Balance, December 31, 2000	9,984,501	$ 9,985	$ 50,215	$ (377,009)	$ (316,809)

Net (loss) for the period ended
March 31, 2000				(2,737)	(2,737)

Balance, March 31, 2001	9,984,501	$ 9,985	$ 50,215	$ (379,746)	$ (319,546)

The accompanying notes are an integral part of the financial statements.

Page F- 12

TheAmericanWest.com, Inc.
Statements of Cash Flows
3 Month period ended March 31, 2001 and 2000

	For the three month period ending
	2001	2000

Cash flows from operating activities
Net (loss)	$(2,737)	$(40,670)
Depreciation and amortization expense	-	-
(Increase) in other assets	-	-
Increase in accounts payable	-	-
Increase in other current liabilities	(1,120)	2,952
Net cash (used in) operating activities	(3,857)	(43,622)

Cash flows from investing activities
Purchase of website	-	-
Purchase of fixed assets	-	2,040
Net cash (used in) investing activities	-	2,040

Cash flows from financing activities
Loan from officer	10,200	35,100
Issuance of common stock	-	-
Net cash provided by financing activities	10,200	35,100

Net increase (decrease) in cash	1,683	(4,659)
Cash - beginning	1,096	2,617
Cash - ending	$ 2,779	$ (2,040)

Supplemental disclosures
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash transactions
Value of shares issued for services	$ -	$ -
Number of shares issued for services	-	-

The accompanying notes are an integral part of the financial statements.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Articles of Incorporation and By-Laws
	(i) Articles of Incorporation	A1 - A3	47 - 49
	(ii) By-Laws	NV Bylaws 1 - 11	50 - 60

(3)	Instruments defining the rights of security holders -	Incorporated by reference; see:
Exhibit 3(i) - Articles of Incorporation, Article Ten
Exhibit 3(ii) - By-Laws, Article 2, Section 6

(10)	Consent of Accountant	C1	61

(12)	Additional Exhibits
	Merchant's Agreement	M1 - M2	62 - 63

DESCRIPTION OF EXHIBITS

(2)	(i) Articles of Invorporation	Articles of Incorporation of TheAmericanWest.com,
a Nevada corporation, as filed March 30, 1999.
	(ii) By-Laws	By-Laws of TheAmericanWest.com as adopted March 30, 1999
.

(3)	Instruments defining the	Included by reference, that portion(s) of Articles of Incorporation
	rights of security holders	and By-Laws stating specified security holders rights.

(10)	Consent of Accountant	The written consents of the accountant, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.

(12)	Additional Exhibts
	Merchant's Agreement	Form and content as to an Agreement between TheAmericanWest.com and individual Merchant's, as to terms and conditions for such facilities and services to be provided by TheAmericanWest.com, as well as the responsibilities of the Merchant.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REGISTRANT: TheAmericanWest.com

Date: June 7, 2001	By: \S\ John A. Schaffer
John A. Schaffer; President

Date: June 7, 2001	By: \S\ Charles Frederick Brooks
Charles Frederick Brooks; Chief Executive Officer

Date: June 7, 2001	By: \S\ Greg Hillers
Greg Hillers; Chief Financial Officer